Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES $34.5 MILLION NON-CORE ASSET SALE

CALGARY, ALBERTA (June 14, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has entered into a definitive purchase and sale agreement for the sale of non-core assets in the Strachan area of Alberta (the “Strachan asset sale”) for cash consideration of $34.5 million.

The Strachan asset sale is consistent with Bellatrix’s strategy to maintain a focused and concentrated asset base, while strengthening the balance sheet. Upon closing of the transaction, Bellatrix plans on reviewing its full year 2017 capital expenditure budget, with the intention to reinvest a portion of the proceeds from the sale into Bellatrix’s high rate of return Spirit River liquids rich natural gas play to maintain current production volume guidance, while utilizing the remaining portion of the proceeds from the sale to reduce outstanding indebtedness, thereby enhancing the Company’s already strong liquidity position.

Average production volumes based on June 2017 month to date field estimates from the Strachan asset are approximately 1,750 boe/d (70% natural gas weighted), resulting in a flowing barrel metric of $19,700/boe/d.

Closing of the Strachan asset sale is expected to occur on or before June 30, 2017 and is subject to customary closing conditions.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements regarding the Company’s plans to complete the Strachan asset sale and the timing thereof, and plans relating to the use of the proceeds from the Strachan asset sale. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that these forward-looking statements are subject to all of the risks and uncertainties normally incident to such endeavors. These risks relating to Bellatrix include, but are not limited to, the risk that the Strachan asset sale is not completed as contemplated and other risks as described in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2016) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

1

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

2